[redacted]ECUR 10028110 MMISSION

10028109

BB 3/2

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
122

SEC FILE NUMBER
~~8-BD-13464~~

8-13464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nuveen Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. Amboian (312) 917-7795
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
Name — *if individual, state last, first, middle name)*

303 East Wacker Drive	Chicago,	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possession.

FOR OFFICIAL USE ONLY

- ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

BD 3/8

OATH OR AFFIRMATION

I, John P. Amboian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nuveen Investments, LLC, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

OFFICIAL SEAL
OLIVIA RUBIO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/8/2013

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nuveen Investments, LLC:

We have audited the accompanying statement of financial condition of Nuveen Investments, LLC (the Company), a subsidiary of Nuveen Investments, Inc., as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nuveen Investments, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
February 26, 2010

NUVEEN INVESTMENTS, LLC
Statement of Financial Condition
December 31, 2009
(in thousands, except share data)

ASSETS

Cash and cash equivalents	$	51,954
Distribution and underwriting fees receivable		6,575
Due from brokers and dealers		272
Other receivables		170
Deposits		6,500
Investments		58
Advanced commissions		5,850
Other assets		65
	$	71,444

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to affiliates	$	19,201
Due to brokers and dealers		65
Accounts payable		255
Sales commissions payable		7,452
Deferred tax liability, net		2,070
Other liabilities		346
Total liabilities		29,389
Member's equity:		
Units, $5 par value, 20,000 units authorized, 2,200 units issued and outstanding		11
Additional paid-in capital		10,608
Retained earnings		31,436
Total member's equity		42,055
	$	71,444

See accompanying notes to statement of financial condition.

NUVEEN INVESTMENTS, LLC

Notes to Statement of Financial Condition

December 31, 2009

(1) Summary of Significant Accounting Policies

General Information and Basis of Presentation

This financial statement reflects the accounts of Nuveen Investments, LLC (the "Company"). The Company is a wholly owned subsidiary of Nuveen Investments, Inc. ("Nuveen Investments" or the "Parent").

Nuveen Investments, LLC, a registered broker/dealer in securities under the Securities Exchange Act of 1934, provides investment product distribution and related services for managed funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results could differ from these estimates.

Codification of Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles – a Replacement of FASB Statement No. 162" ("SFAS No. 168"). SFAS No. 168 states that the FASB Accounting Standards Codification TM (the "Codification" or "ASC") will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities.

On the effective date of SFAS No. 168, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other grandfathered non-Securities Exchange Commission ("SEC") accounting literature not included in the Codification has become nonauthoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

The Codification does not change U.S. GAAP. The Codification only changes the way that U.S. GAAP is referenced. The Codification reorganizes the various U.S. GAAP pronouncements into approximately 90 accounting topics and displays them in a consistent structure for ease of research and cross-reference. All existing accounting pronouncements used to create the Codification became superseded.

Starting with the accompanying financial statements for the year ending December 31, 2009, the Company will make reference to U.S. GAAP issued by FASB as either "FASB ASC" or "Topic" before the new Codification topic reference number.

(1) Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, investment instruments with maturities of three months or less and other highly liquid investments including commercial paper, which are readily convertible to cash. Included in cash and cash equivalents are $4,999,756 of treasury bills segregated in a special reserve account for the benefit of customers under rule 15c3-3 of the SEC.

Securities Transactions

Securities transactions entered into by the Company are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned (trading accounts) are valued at market value and realized and unrealized gains and losses are reflected in other revenue. Profits and losses are accrued on unsettled securities transactions based on trade dates and, to the extent determinable, on underwriting commitments, purchase and sales commitments of when-issued securities, and delayed delivery contracts.

As part of its clearing function for an affiliate, in the normal course of business, the Company purchases municipal bonds and from time to time, U.S. government obligations. At December 31, 2009, the Company's inventory of securities owned did not contain any significant concentrations of credit risk relating to either individual issues or to issuers (or groups of issuers) located in any state or region of the country and is reflected in Other Assets on the Statement of Financial Condition.

Advanced Commissions

Advanced commissions consist of commissions advanced by the Company on sales of certain mutual fund shares. Such commissions are being amortized over the lesser of the SEC Rule 12b-1 revenue stream period (one to eight years) or the period during which the shares of the fund upon which the commissions were paid remain outstanding, which during 2009, ranged from one to three years.

(1) Summary of Significant Accounting Policies (continued)

Income Taxes

Taxable income of the Company is included in the consolidated federal income tax return of Nuveen Investments, to whom income tax payments are made. Federal and state income taxes are computed on income taxable under applicable tax laws and on a separate return basis. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are applicable to periods in which the differences are expected to affect taxable income. Although valuation allowances may be established, when necessary, to reduce deferred tax assets to amounts expected to be realized, there were no deferred tax asset valuation allowances at December 31, 2009.

The Company does not have any unrecognized tax benefits as of December 31, 2009, as defined under FASB ASC 740, "Income Taxes," which provides guidance on the measurement, recognition, and disclosure of tax positions taken or expected to be taken in a tax return. In addition, the Company does not anticipate significant adjustments to the total amount of unrecognized tax benefits within the next twelve months. As of December 31, 2009, tax years that remain open and subject to audit for both federal and state are the 2006-2008 years.

(2) Fair Value Measurements

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data (for example, the reporting entity's own data). FASB ASC 820-10 requires that fair value measurements be separately disclosed by level within the fair value hierarchy in order to distinguish between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Specifically:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 - inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable market data (market-corroborated inputs).
- Level 3 - inputs to the valuation methodology that are unobservable inputs for the asset or liability – that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk) developed based on the best information available in the circumstances.

(2) Fair Value Measurements (continued)

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents information about the Company's fair value measurements at December 31, 2009 (in 000s):

		Fair Value Measurements at December 31, 2009 Using		
Description	Dec. 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 58	$ 30	-	$ 28

Investments

Approximately $30 thousand of the Company's investments are classified as Level 1 financial instruments, as it is an investment in NASDAQ and is based on unadjusted quoted market prices.

The remaining $28 thousand of the Company's investments are considered to be Level 3 investments, and represents a required investment in the Depository Trust Clearing Corporation ("DTCC"). The Company considers its investment in DTCC to be a Level 3 financial instrument, as there are no quoted market prices for DTCC stock; the fair value is based upon valuation information obtained directly from DTCC.

Methods for Determining Fair Value

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risk existing at each balance sheet date. For the majority of financial instruments, standard market conventions and techniques are used to determine fair value.

(2) Fair Value Measurements (continued)

Cash and cash equivalents, distribution and underwriting fees receivable, due from brokers and dealers, deposits, and other receivables are financial assets with carrying values that approximate fair value because of the short maturity of those instruments. Investment valuation is described in preceding paragraphs. Due to affiliates, due to brokers and dealers, and accounts payable are financial liabilities with carrying values that also approximate fair value because of the short maturity of those instruments.

A comparison of the fair values and carrying amounts of these instruments is as follows:
(in 000s)

	December 31, 2009	
	Carrying Amount	Fair Value
Assets:		
Cash and cash equivalents	$51,954	$51,954
Distribution and underwriting fees receivable	6,575	6,575
Due from brokers and dealers	272	272
Other receivables	170	170
Deposits	6,500	6,500
Investments	58	58
Liabilities:		
Due to affiliates	19,201	19,201
Due to brokers and dealers	65	65
Accounts payable	255	255

(3) Income Taxes

The Company has elected to be taxed as a C-corporation. The tax effect of significant items which give rise to deferred tax assets and liabilities recorded on the Company's statement of financial condition at December 31, 2009 are shown in the following table:

	(in thousands)
Gross deferred tax assets:	
Book amortization in excess of tax amortization	$ 206
Other	111
Gross deferred tax assets	317
Gross deferred tax liabilities:	
Deferred commissions and offering costs	2,375
Other	12
Gross deferred tax liabilities	2,387
Net deferred tax liability	$ 2,070

The future realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these future tax deductions.

There were no federal or state income taxes paid by the Company during 2009.

(4) Commitments and Contingencies

From time to time, the Company is named as a defendant in certain legal actions having arisen in the ordinary course of business, including employment related litigation. In the opinion of management, based on the current knowledge and after discussions with legal counsel, the outcome of such litigation will not have a material adverse effect on the Company's financial condition, results of operation or liquidity.

In connection with the previously publicly disclosed inquiry by the Financial Industry Regulatory Authority ("FINRA") into activities by the Company relating to the marketing and distribution of auction rate preferred securities ("ARPS"), FINRA's staff has notified the Company that the staff has made a preliminary determination to recommend that a disciplinary action be brought against the Company. The potential charges recommended by the staff of FINRA in such action would allege that certain ARPS marketing materials provided by the Company were false and misleading from 2006 to 2008 and also would allege failures by the Company relating to its supervisory system with respect to the marketing of ARPS

(4) Commitments and Contingencies (continued)

during that period. The staff of FINRA provided the Company an opportunity to make a written submission to FINRA to aid its consideration of whether to revise and/or go forward with the staff's preliminary determination to recommend disciplinary action. By letter dated February 16, 2010, the Company provided such a submission responding to the potential allegations and asserting its defenses.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, the "Uniform Net Capital Rule", which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2009, the Company's net capital ratio was 1.21 to 1 and its net capital was approximately $24,622,428 which is $22,631,407 in excess of the required net capital of $1,991,021.

(6) Recent Updates to Authoritative Accounting Literature

As discussed in Note 1, "Summary of Significant Accounting Policies," the Company is required to make reference to U.S. GAAP starting with its December 31, 2009 financial statements under the new Codification.

As a result of the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASU"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve to only update the Codification, provide background information about the Codification's guidance, and provide the bases for conclusions on change(s) in the Codification. ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements," amends certain disclosure requirements of Subtopic 820-10. This ASU provides additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3. This ASU also clarifies certain other existing disclosure requirements, including level of desegregation and disclosures around inputs and valuation techniques.

The final amendments to the Codification will be effective for annual and interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances and settlements on a gross basis. That requirement will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is not permitted. The amendments in the ASU do not require disclosures for earlier periods presented for comparative purposes at initial adoption.

NUVEEN INVESTMENTS, LLC

Notes to Statement of Financial Condition

December 31, 2009

(7) Subsequent Events

FASB Topic 855-10 deals with subsequent events and establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are "available to be issued" (as defined). FASB Topic 855-10 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.

FASB Topic 855-10 defines two varieties of subsequent events: (1) events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet (called "recognized" subsequent events), and (2) events that provide evidence about conditions that did not exist at the date of the balance sheet, but arose after that date (called "non-recognized" subsequent events). FASB Topic 855-10 requires that companies recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. For example, the settlement of litigation (after the balance sheet date, but before the date the financial statements are issued or available to be issued) falls within this category of subsequent events where the events that "gave rise" to the litigation had taken place before the balance sheet date. Conversely, a company does not recognize subsequent events that provide evidence about conditions that did not exist at the balance sheet date, but instead arose after the balance sheet date and before the date on which financial statements are issued or are available to be issued. Examples of this type of subsequent event include sales of investments or business combinations. Finally, FASB Topic 855-10 states that some non-recognized subsequent events may be of such a nature that they must be disclosed to keep the financial statements from being characterized as being misleading. With respect to this type of subsequent event, a company would be required to disclose: (1) the nature of the event, and (2) an estimate of its financial effect or an affirmative statement that such an estimate cannot be made.

The FASB stated that this standard should not result in significant changes in subsequent events that an entity reports – either through recognition or disclosure – in its financial statements. FASB Topic 855-10 applies with respect to interim or annual reporting periods ending after June 15, 2009.

The Company has evaluated subsequent events under the provisions of FASB Topic 855-10 and has determined that there were no events occurring subsequent to December 31, 2009 fitting the criteria of FASB Topic 855-10 that needed to be reflected on the Company's statement of financial position as of December 31, 2009 or results of operations for the year then ended.

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nuveen Investments, LLC:

In planning and performing our audit of the statement of financial condition of Nuveen Investments, LLC (the Company), a subsidiary of Nuveen Investments, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

KPMG

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 26, 2010

NUVEEN INVESTMENTS, LLC

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm)